Advice of Delivery:
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November 27, 2007

Howard Efron
Staff Accountant
Division of Corporation Finance
Mail Stop 4561
U. S. SECURITIES AND EXCHANGE COMMISSION
100 F Street, Northeast
Washington, D. C. 20549-4561

Subject:	Distribution Management Services, Inc.
Item 4.01 Form 8-K
Filed November 20, 2007
File No. 000-27539

Dear Mr. Efron:

     Distribution Management Services, Inc., a Florida corporation ("Distribution," the "Company," "we," "us," or "our"), is in receipt of the Commission's comment letter dated November 23, 2007 in specific regard to the matter subject hereof.

     Our reply hereby is made as a continuation of the disclosures we made in the subject report. As would be customary in this regard, we must inform the Commission that we are seeking "safe harbor" for our statements, which may be considered "forward looking," hereinunder pursuant to Section 27A of the Securities Act of 1933 (15 U.S.C. 77z-2) and/or in Section 21E of the Securities Exchange Act of 1934 (15 U.S.C. 78u-5).

     Before I begin, please be informed that our financial and non-financial reports are not subject to Regulation S-K, as you indicated in your letter. We are a "small business issuer," as that term is defined in the Securities Exchange Act of 1934, and, as such, we

Mr. Howard Efron, November 27, 2007, Page 1 of 3

are subject to Regulation S-B, where applicable, and the provisions of Regulation S-X that are applicable to small business issuers, when disclosing information to the Commission.

     We are replying to your comments in a numerical order that corresponds with your comments, respectively, as follows:

1. As our reply to the Commission's first comment, please be advised that on November 26, 2007, we filed our (first) amendment to the subject report with the Commission that contained the comments required to be delivered to the Commission by our former accountant, Sherb & Co., LLP, of Boca Raton, Florida, pursuant to Item 304(a)(3) of Regulation S-B.

2. As our reply to the Commission's second comment, may I direct your attention to the second paragraph under Item 4.01 of the subject report; whereby, we specifically addressed the issue as to the expression, or lack thereof, by our former accountant with respect to the modification of any of our financial reports for the two-year period prior to the date of the subject report as to any uncertainty therein contained. Consequently, as the result of our previous disclosure, we are of the opinion that we do not need to further amend the subject report to readdress this issue.

3. As our reply to the Commission's third comment, may I direct your attention to the tenth and third paragraphs, respectively, under Item 4.01 of the subject report; whereby, we specifically stated that there were no disagreements with our former accountant on any matter of principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of our former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in the subject report. Our statement specifically covered all of our former accountant's reports for the two year-period prior to the date of the subject report. Consequently, as the result of our previous disclosure, we are of the opinion that we do not need to further amend the subject report to readdress this issue.

     Of course, the Commission may form a conclusion different from those we are expressing herein. Thus, if the Commission is to further comment on one or more of our responses in this letter , we agree to file one or more further amendments to the subject report to address the Commission's concerns in this regard.

     In connection with your comments, we understand that we are responsible for the adequacy and accuracy of our disclosures, that any changes to our disclosures as the result of the Commission's staff comments will not foreclose the Commission from taking further action against us with respect to the subject filing, and, that we may not assert staff comments as a future defense in any proceeding initiated against us by the Commission or any government agency or authority of competent jurisdiction.

       Please call me at (305) 893-9270 if you have any questions or comments.

Mr. Howard Efron, November 27, 2007, Page 2 of 3

     Thank you for the Commission's assistance in and your attention to this matter. The information you have provided to us has been extremely useful in terms of our preparation of any future report in this regard, if any.

Respectfully submitted,

DISTRIBUTION MANAGEMENT SERVICES, INC.

Leo Greenfield

Leo Greenfield
Chairman of the Board
President
Chief Executive Officer

LG/mc

cc: SEC via EDGAR
Internally, per matrix

Mr. Howard Efron, November 27, 2007, Page 3 of 3